SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Announcement  |  Lisbon  |  8 September 2014

Portugal Telecom General Shareholder Meeting

Portugal Telecom, SGPS SA (“PT”) announces that its shareholders have voted today to accept the proposal submitted by the Board of Directors within the single item on the agenda of the General Meeting, convened on 8 August 2014 to deliberate on the terms of the agreements to be executed between PT and Oi, SA (“Oi”) within the business combination of these two companies.

As previously communicated, the proposal regarded the continuation of the implementation of the business combination of PT and Oi, with the necessary adjustments to the terms originally announced and once the respective conditions precedent had been satisfied, through the execution and implementation of the necessary agreements with Oi, including an exchange agreement and a call option agreement, in order to (i) implement an exchange between PT and the wholly-owned subsidiaries of Oi — PT Portugal, SGPS, SA and PT International Finance, BV (the “Oi Subsidiaries”) — pursuant to which PT would acquire the Rioforte Investments in exchange for the transfer by PT of 474,348,720 common shares and 948,697,440 preferred shares of Oi, representing approximately 16.9% of Oi’s share capital and 17.1% of Oi’s voting rights (the “Oi Call Option Shares”); and (ii) the grant by the Oi Subsidiaries to PT of an irrevocable and non-transferrable call option to reacquire the Oi Call Option Shares (for an exercise price of R$2.0104 per common share and R$1.8529 per preferred share), for a period of six years, with the exercise price being in each case adjusted by the Brazilian CDI rate plus 1.5% per annum.

The terms of the agreements to be executed between PT and Oi, within the business combination of these two companies, as described above, were approved by a majority of 98.25% of the votes present or represented and cast at the General Meeting, being present or represented 46% of the voting share capital. As per the clarification provided by the Chairman of the General Meeting of Shareholders, released on 4 September 2014, the shareholder Telemar Norte Leste, SA was not allowed to vote.

Following this approval, the agreements that execute the Memorandum of Understanding disclosed on 16 July 2014 were signed today. Their effectiveness is subject to the approval by Comissão de Valores Mobiliários as previously announced.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.